

Report of Independent Accountants

To the Management and the Board of Directors of Truist Investment Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Form (Form SIPC-7) of Truist Investment Services, Inc.(the "Company") for the year ended December 31, 2024. Management of Truist Investment Service, Inc. is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

In an agreed-upon procedures engagement, we perform specific procedures that the Company has agreed to and acknowledged to be appropriate for the intended purpose of the engagement and we report on findings based on the procedures performed. Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments on page 2, lines 11c and 15 of Form SIPC-7 with the respective cash disbursement records entries, as follows: Payment dated July 24, 2024 in the amount of $61,732, was compared to the wire payment instructions obtained from Evelyn Callender noting no differences. In addition, payment dated February 25, 2025, in the amount of $51,501, was compared to the SIPC payment authorization receipt (reference #B2505683005652 obtained from Evelyn Callender, Senior Accounting Manager, noting no differences.

2. Compared the Total Revenue amount reported on page 6 of the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 to the Total Revenue amount of $880,730,225 reported on page 1, line 1 of Form SIPC-7 for the year ended December 31, 2024, noting the following difference: Total Revenue reported in the Annual Audited Report Form X-17A-5 Part III is $2 lower than Total Revenue reported in the Form SIPC-7.

3. Compared any adjustments reported on page 1, items 2, 4, and 5 of Form SIPC-7 with the supporting schedules and working papers, as follows:

   a. Compared deductions on line 4a, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products, of $79,826,442 to the December 31, 2024 SIPC Calculation supporting file provided by Evelyn Callender, Senior Accounting Manager, noting no differences.

   b. Compared deductions on line 4b, Revenues from commodity transactions, of $25,335 to the December 31, 2024 SIPC calculation supporting file provided by Evelyn Callender, Senior Accounting Manager, noting no differences.

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c. Compared deductions on line 4c, commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions, of $18,553,934 to the December 31, 2024 SIPC Calculation supporting file provided by Evelyn Callender, Senior Accounting Manager, noting no differences.

d. Compared deductions on line 4f, 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $6,513,199 to the December 31, 2024 SIPC calculation supporting file provided by Evelyn Callender, Senior Accounting Manager, noting no differences.

e. Compared deductions on line 4g, direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act), of $5,979,225 to the December 31, 2024 SIPC calculation supporting file provided by Evelyn Callender, Senior Accounting Manager, noting no differences.

f. Compared deductions on line 4h, other revenue not related either directly or indirectly to the securities business of $694,343,311 to the December 31, 2024 SIPC calculation supporting file provided by Evelyn Callender, Senior Accounting Manager, noting no differences.

4. With respect to the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, we performed the following:

a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 7 of $75,488,779 and the General Assessment on page 2, line 8 of $113,233, noting no differences.

b. Recalculated the mathematical accuracy of page 1, line 3, Add lines 1 and 2h, of $880,730,225, noting no differences.

c. Recalculated the mathematical accuracy of page 1, line 6, total deductions, of $805,241,446, noting no differences.

d. Recalculated the mathematical accuracy of page 2, line 11d, Add lines 11a through 11c, of $61,732, noting no differences.

e. Compared the amounts on page 2, lines 10 and 11d, and observed whether the lesser of the two amounts of $61,732 was included on page 2, line 12, Lesser of line 10 or 11d, noting no differences..

f. Agreed the amounts on page 2, lines 8, 9, and 12 to page 2, lines 13a, 13b, and 13c, respectively, noting no differences. Recalculated the mathematical accuracy of page 2, line 13d, Subtract lines 13b and 13c from 13a – assessment balance due, of $51,501, noting no differences.

g. Recalculated the mathematical accuracy of page 2, line 15, Amount you owe SIPC, of $51,501, noting no differences. .

h. Recalculated the mathematical accuracy of the schedule supporting the amount of the deduction on page 1, line 4a, revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products of $79,826,442, noting no differences.



i. Recalculated the mathematical accuracy of the schedule supporting the amount of the deduction on page 1, line 4d, ' Revenues from commodity transactions of $25,355, noting no differences.

j. Recalculated the mathematical accuracy of the schedule supporting the amount of the deduction on page 1, line 4c, commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions of $18,553,934, noting no differences.

k. Recalculated the mathematical accuracy of the schedule supporting the amount of the deduction on page 1, line 4f, 100% of commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date, of $6,513,199, noting no differences.

l. Recalculated the mathematical accuracy of the schedule supporting the amount of the deduction on page 1, line 4g, direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act),of $5,979,225, noting no differences.

m. Recalculated the mathematical accuracy of the schedule supporting the amount of the deduction on page 1, line 4h, other revenue not related either directly or indirectly to the securities business, of $694,343,311, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and on its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Management and the Board of Directors of Truist Investment Services Inc. and the Securities Investor Protection Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Charlotte, NC

February 27, 2025